                                                                                                    Exhibit (a)(5)(D)

CBRL GROUP, INC.                                                                        POST OFFICE BOX 787
                                                                                    LEBANON, TENNESSEE
                                                                                                       37088-0787

C B R L  G R O U P,  I N C.

Investor Contact: Diana S. Wynne
Senior Vice President, Corporate Affairs
(615) 443-9837

Media Contact:     Julie K. Davis
Director, Corporate Communications
(615) 443-9266

CBRL GROUP COMPLETES EXCHANGE OFFER FOR ITS
CONVERTIBLE NOTES

Gives Notice That New Notes Will Be Redeemed

LEBANON, Tenn. - May 1, 2007 - CBRL Group, Inc. (the “Company”) (Nasdaq: CBRL) announced today that it has completed its offer to exchange a new issue of Zero Coupon Senior Convertible Notes due 2032 (CUSIP No. 12489VAC0) (the “New Notes”) plus an exchange fee for the Company’s Liquid Yield Option™ Notes due 2032 (Zero Coupon—Senior) (CUSIP Nos. 12489VAB2 and 12489VAA4) (the “Old Notes”). The exchange offer expired at 5:00 p.m., Eastern Standard Time, on April 30, 2007. As of the expiration of the exchange offer, $375,931,000 aggregate principal amount at maturity of Old Notes, representing approximately 89% of the amount of Old Notes outstanding, had been tendered in exchange for an equal principal amount of New Notes. All Old Notes that were properly tendered were accepted for exchange. The exchange of New Notes for Old Notes is expected to take place on May 3, 2007. Following the consummation of the exchange offer, there are outstanding $46,099,000 aggregate principal amount at maturity of Old Notes and $375,931,000 aggregate principal amount at maturity of New Notes.

The purpose of the exchange offer was to issue, in exchange for Old Notes, New Notes with a “net share settlement” feature. Both the Old Notes and the New Notes are convertible into 10.8584 shares of the Company’s common stock per $1,000 in principal amount at maturity. The net share settlement feature will allow the Company, upon conversion of a New Note, to satisfy a portion of its obligation due upon conversion in cash rather than with the issuance of shares of its common stock. This will reduce the share dilution associated with the conversion of the New Notes.

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CBRL Completes Exchange Offer for its Convertible Notes

May 1, 2007

Note Redemption
On April 25, the Company announced that it had directed the trustee of the Old Notes to send to all holders of Old Notes notice that the Old Notes would be redeemed on June 4, 2007 (the “Redemption Date”). Today, the Company also directed the trustee of the New Notes to send a notice to holders of the New Notes not later than May 4, 2007 that the New Notes would be redeemed on the Redemption Date. The redemption price of both the Old Notes and the New Notes is $477.41 per $1,000 in principal amount at maturity, which is the accreted principal amount of both the Old Notes and New Notes on the Redemption Date.

The aggregate redemption price of the Old Notes and the New Notes, collectively, will be approximately $201 million, assuming that no holders of either Old Notes or New Notes convert their notes into common stock. At any time up to two business days prior to the Redemption Date, holders of Old Notes and New Notes can convert either Old Notes or New Notes, as the case may be. The conversion rate applicable to both the Old Notes and the New Notes is 10.8584 shares of common stock per $1,000 in principal amount at maturity; however, in the case of the New Notes, the Company will settle its conversion obligations with a combination of cash and shares of common stock, if any, in lieu of only shares. Common stock will be issued upon conversion of the New Notes only to the extent that the conversion value exceeds the accreted principal amount of the New Notes. The conversion value generally will exceed the accreted principal amount of the notes if the Company’s common stock trades at a price in excess of $43.97 per share.

This press release is neither an offer to sell nor a solicitation of an offer to buy any securities. The Company recommends that holders of Old Notes and New Notes obtain current stock price quotations for CBRL common stock before deciding whether to convert their respective notes or accept the redemption price.  The risks associated with converting the New Notes are described in the Exchange Circular referred to below, a copy of which can be obtained from the Information Agent. Holders of New Notes should carefully consider these risks before deciding whether to exercise their right to convert New Notes.

The Company indicated that it intends to repurchase, through open market purchases, any shares of common stock that are issued in connection with the conversion of either the Old Notes or new Notes. The Company will pay the redemption price of the Old Notes and New Notes as well as the purchase price for any shares of common stock that are issued in connection with a conversion of any Old Notes or New Notes through a draw on its existing delayed-draw term loan facility and cash on hand.

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CBRL Completes Exchange Offer for its Convertible Notes

May 1, 2007

Information concerning the exchange offer and copies of the Exchange Circular and related documents may be obtained from the information agent:

Global Bondholder Services Corporation
65 Broadway - Suite 704
New York, NY 10006
Attn: Corporate Actions
Telephone: (212) 430-3774 (Banks and Brokers)
(866) 470-4300

About CBRL Group, Inc.
Headquartered in Lebanon, Tennessee, CBRL Group, Inc. presently operates 557 Cracker Barrel Old Country Store® restaurants and gift shops located in 41 states.

Cautionary Statement Regarding Forward Looking Information
Certain matters discussed in this news release are not historical facts but are forward-looking statements regarding the Company’s intention to redeem the Old Notes and the New Notes and implement other financing initiatives. The Company’s ability to complete the redemption of the Old Notes and the New Notes, the refinancing, and the remaining authorized share repurchases will depend, among other things, on market conditions, and there can be no assurance that the Company will complete these initiatives on the anticipated terms or at all. Risks and uncertainties related to the Company’s business are discussed in the Company’s SEC filings, including its Annual Report on Form 10-K for the year ended July 28, 2006 and Quarterly Reports on Form 10-Q for the quarters ended October 27, 2006 and January 26, 2007. The Company undertakes no obligation to update forward-looking statements.

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